UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

YS Biopharma Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value US$0.00002 per share

(Title of Class of Securities)

G9845F109

(CUSIP Number)

February 16, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. G9845F109

1.	Names of Reporting Persons. All Brilliance Investments Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

British Virgin Islands

	5.	Sole Voting Power

Number of		38,972,000
Shares	6.	Shared Voting Power
Beneficially
Owned by		0
Each	7.	Sole Dispositive Power
Reporting
Person		38,972,000
With:	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

38,972,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐
11.	Percent of Class Represented by Amount in Row (9)

41.9%[1]
12.	Type of Reporting Person

CO

1	Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 93,058,197 ordinary shares of the Issuer outstanding as of December 31, 2023, based on information provided by the Issuer.

CUSIP No. G9845F109

1.	Names of Reporting Persons. Yi ZHANG
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

People’s Republic of China

	5.	Sole Voting Power

Number of		629,188
Shares	6.	Shared Voting Power
Beneficially
Owned by		38,972,000
Each	7.	Sole Dispositive Power
Reporting
Person		629,188
With:	8.	Shared Dispositive Power

		38,972,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

39,601,188[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐
11.	Percent of Class Represented by Amount in Row (9)

42.6%[4]
12.	Type of Reporting Person

IN

2	The Reporting Person is the 100% shareholder of All Brilliance Investments Limited, which beneficially owns 41.9% of the Issuer’s outstanding ordinary shares. The number of ordinary shares beneficially owned by All Brilliance Investments Limited includes 38,972,000 ordinary shares.
3	Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 93,058,197 ordinary shares of the Issuer outstanding as of December 31, 2023, based on information provided by the Issuer.

CUSIP No. G9845F109

1.	Names of Reporting Persons. Hopeful World Company Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

British Virgin Islands

	5.	Sole Voting Power

Number of		4,571,500
Shares	6.	Shared Voting Power
Beneficially
Owned by		0
Each	7.	Sole Dispositive Power
Reporting
Person		4,571,500
With:	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,571,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐
11.	Percent of Class Represented by Amount in Row (9)

14.9%[4]
12.	Type of Reporting Person

CO

4	Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 93,058,197 ordinary shares of the Issuer outstanding as of December 31, 2023, based on information provided by the Issuer.

CUSIP No. G9845F109

1.	Names of Reporting Persons. Rui MI
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

People’s Republic of China

	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
Owned by		4,571,500
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		4,571,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,571,500[5]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐
11.	Percent of Class Represented by Amount in Row (9)

4.9%[6]
12.	Type of Reporting Person

IN

5	The Reporting Person is the 100% shareholder of Hopeful World Company Limited, which beneficially owns 4.9% of the Issuer’s outstanding ordinary shares. The number of ordinary shares beneficially owned by Hopeful World Company Limited includes 4,571,500 ordinary shares.
6	Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 93,058,197 ordinary shares of the Issuer outstanding as of December 31, 2023, based on information provided by the Issuer.

CUSIP No. G9845F109

1.	Names of Reporting Persons. Acton Town International Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

British Virgin Islands

	5.	Sole Voting Power

Number of		2,435,750
Shares	6.	Shared Voting Power
Beneficially
Owned by		0
Each	7.	Sole Dispositive Power
Reporting
Person		2,435,750
With:	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,435,750
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐
11.	Percent of Class Represented by Amount in Row (9)

2.6%[7]
12.	Type of Reporting Person

CO

7	Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 93,058,197 ordinary shares of the Issuer outstanding as of December 31, 2023, based on information provided by the Issuer.

CUSIP No. G9845F109

1.	Names of Reporting Persons. Nan ZHANG
2.	Check the Appropriate Box if a Member of a Group

(a) ☐ (b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

People’s Republic of China

	5.	Sole Voting Power

Number of		13,339
Shares	6.	Shared Voting Power
Beneficially
Owned by		2,435,750
Each	7.	Sole Dispositive Power
Reporting
Person		13,339
With:	8.	Shared Dispositive Power

		2,435,750

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,449,089[8]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐
11.	Percent of Class Represented by Amount in Row (9)

2.6%[9]
12.	Type of Reporting Person

IN

8	The Reporting Person is the 100% shareholder of Acton Town International Limited, which beneficially owns 2.6% of the Issuer’s outstanding ordinary shares. The number of ordinary shares beneficially owned by Acton Town International Limited includes 2,435,750 ordinary shares.
9	Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 93,058,197 ordinary shares of the Issuer outstanding as of December 31, 2023, based on information provided by the Issuer.

CUSIP No. G9845F109

1.	Names of Reporting Persons. Apex Pride Global Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

British Virgin Islands

	5.	Sole Voting Power

Number of		2,435,750
Shares	6.	Shared Voting Power
Beneficially
Owned by		0
Each	7.	Sole Dispositive Power
Reporting
Person		2,435,750
With:	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,435,750
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐
11.	Percent of Class Represented by Amount in Row (9)

2.6%[10]
12.	Type of Reporting Person

CO

10	Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 93,058,197 ordinary shares of the Issuer outstanding as of December 31, 2023, based on information provided by the Issuer.

CUSIP No. G9845F109

1.	Names of Reporting Persons. Xu ZHANG
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

People’s Republic of China

	5.	Sole Voting Power

Number of		31,658
Shares	6.	Shared Voting Power
Beneficially
Owned by		2,435,750
Each	7.	Sole Dispositive Power
Reporting
Person		31,658
With:	8.	Shared Dispositive Power

		2,435,750

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,467,408[11]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐
11.	Percent of Class Represented by Amount in Row (9)

2.7%[12]
12.	Type of Reporting Person

IN

11	The Reporting Person is the 100% shareholder of Apex Pride Global Limited, which beneficially owns 2.6% of the Issuer’s outstanding ordinary shares. The number of ordinary shares beneficially owned by Hopeful World Company Limited includes 2,435,750 ordinary shares.
12	Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 93,058,197 ordinary shares of the Issuer outstanding as of December 31, 2023, based on information provided by the Issuer.

Schedule 13G

CUSIP No. G9845F109

EXPLANATORY NOTE:

This Amendment No. 1 to Schedule 13G (this “Amendment No. 1”) related to the Schedule 13G filed on February 15, 2024 (the “Schedule 13G”) with respect to the ordinary shares, par value $0.00002 per share (the “Shares”), of YS Biopharma Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Except as otherwise specified in this Amendment No. 1, all items in the Schedule 13G are unchanged. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meaning ascribed to such terms in the Schedule 13G.

ITEM 4. OWNERSHIP.

The following paragraph is added as the ultimate paragraph of Item 4 of the Schedule 13G:

On February 16, 2024, the holders of 62,132,308 shares out of 93,058,197 total issued and outstanding shares of the Issuer, or 66.8%, casted votes at the EGM. The resolutions passed by the shareholders of the Issuer at the EGM are as follows:

(a)    55,123,743 shares out of 62,132,308, or 88.7% of the votes cast in person or by proxy, voted in favor of removing the Issuer’s entire board of directors from office;

(b)   55,123,743 shares out of 62,132,308, or 88.7% of the votes cast in person or by proxy, voted in favor of electing the seven director nominees;

On February 16, 2024, the board of directors of the Issuer casted votes at a meeting of the board of directors (the “Board Meeting”). The resolutions passed by [unanimous vote of] the board of directors of the Issuer at the Board Meeting are as follows:

(a)    the appointment of Mr. Yi ZHANG as the Chairperson of the board with immediate effect;

(b)   the removal of each of Hui SHAO, Bo TAN, Ajit SHETTY, Viren T. MEHTA, Shaojing TONG and Rachel YU (collectively, the “Removed Directors”) from all of the relevant committees of the board of the Issuer including the audit committee, the compensation committee and the nominating and corporate governance committee and from the relevant board and committee (if any) of each subsidiary of the Issuer with immediate effect;

(c)    the appointment of each of Jing Xian LI, Chi Keung (Peter) LUI and Yun (Monica) ZHANG as a member of the audit committee and Chi Keung (Peter) LUI as the chairperson of the audit committee with immediate effect;

(d)   the appointment of each of Yun (Monica) ZHANG, Jing Xian LI and Nan ZHANG as a member of the compensation committee and Yun (Monica) ZHANG as the chairperson of the compensation committee with immediate effect;

(e)    the appointment of each of Yi ZHANG, Yun (Monica) ZHANG and Jing Xian LI as a member of the nominating and corporate governance committee and Yi ZHANG as the chairperson of the nominating and corporate governance committee with immediate effect;

(f)    the removal of Hui SHAO from all positions with the Issuer and any subsidiaries of the Issuer, including without limitation as chief executive officer and president of the Issuer;

(g)   the removal of Chunyuan (Brenda) WU from all positions with the Issuer and any subsidiaries of the Issuer, including without limitation as chief financial officer of the Issuer;

(h)   the appointment of Nan ZHANG as the chief executive officer of the Issuer;

(i)     the appointment Hongman JIA as the chief financial officer of the Issuer;

(j)     the instruction to the registered office provider of the Issuer to refrain from issuing any new shares to Apex Prospect Limited (“APL”) pursuant to a certain share purchase agreement entered into by and between APL and the Issuer (the “Purported Private Placement”, and/or effecting any changes to any registers and/or records of the Issuer in relation to the Purported Private Placement or otherwise recording any transfer of any shares to APL;

(k)   the approval of Yi ZHANG’s sole authority to negotiate the repayment of the USD40,000,000 loan from R-Bridge Investment Three Pte. Ltd.;

(l)     the approval of certain actions against the Removed Directors;

(m)  the approval of the engagement of legal counsel already engaged by Yi ZHANG and the related expenses to be borne by the Issuer and its subsidiaries;

(n)   the setup of the special committee of independent directors;

(o)   the approval of termination of engagement of Cooley LLP with immediate effect;

(p)   the approval of termination of engagement of Mourant Ozannes (Cayman) LLP with immediate effect; and

(q)   the approval of termination of engagement of ICR LLP with immediate effect.

The text of the corresponding press release announcing the results of the EGM (the “Press Release”) is attached hereto as Exhibit A and is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2024

All Brilliance Investments Limited

By:	/s/ Yi ZHANG
Name: Yi ZHANG
Title: Director

/s/ Yi ZHANG
Name: Yi ZHANG

Hopeful World Company Limited

By:	/s/ Rui MI
Name: Rui MI
Title: Director

/s/ Rui MI
Name: Rui MI

Acton Town International Limited

By:	/s/ Nan ZHANG
Name: Nan ZHANG
Title: Director

/s/ Nan ZHANG
Name: Nan ZHANG

Apex Pride Global Limited

By:	/s/ Yi ZHANG
Name: Yi ZHANG
Title: Director

/s/ Xu ZHANG
Name: Xu ZHANG

Exhibit Index

Exhibit
No.	Exhibit

A	Press Release